USA CANADA EUROPE ASIA AUSTRALIA

July 27, 2007

VIA EDGAR AND COURIER

Securities and Exchange Commission
Washington, D.C. 20549

Attention:  Mr. Geoffrey Kruczek
                    Attorney
                    Division of Corporation Finance

Re:   ICP Solar Technologies Inc. (the "Company")
Amendment No. 4 to Registration Statement on Form SB-2,
File No. 333-138693

Dear Mr. Kruczek,

In response to your letter dated July 13, 2007 concerning your review of our above-mentioned filing, we are submitting the following comments. Our registration statement has been amended, where appropriate, and we have provided you with a marked copy of the registration statement for your convenience.

Trusting the above satisfactory, we remain

Yours truly,

/s/ Leon Assayag
Leon Assayag, CA
Chief Financial Officer

WWW.ICPSOLAR.COM

1-    Report of Independent Registered Public Accounting Firm, page F-1

The report was always, and should always have been, dated April 23, 2007. It appears that in Amendment No.3 of the form SB-2 an error occurred at the very last moment, when the word document was converted to Edgar's format. The agent in charge of converting the document used a standard word function to update all the April 23, 2007 dates to May 3, 2007 (date of the Amendment No. 3 filing) throughout the document and accidentally changed the auditor report date. Additional review procedures have been put in place to ensure this type of error does not occur in the future.

2-    Consolidated Interim Financial Statements as of and for the Period ended April 30, 2007, page F-26 (Note 5, Net Assets Held for Sale, page F-32)

The accounts of the manufacturing segment having been classified as held for sale where not reported as discontinued operation in accordance with SFAS 144 paragraph 43 because both conditions of paragraph 42 had not been met. Based on the analysis of the Share Purchase Agreement with ISE LLC, we established that :

  The company retains a 15% interest in from ICP Solar Technologies (UK) Ltd and the CEO remains on its board of directors (continuing involvement)

  In addition, there is a supply relation between both entities whereby a significant portion of the company's raw material will be purchased from ICP Solar Technologies (UK) Ltd (continuing activities)

Accordingly both of the factors indicates that the conditions under paragraph 42 have not been met . Therefore, the results of operations of the manufacturing segment, including any gains or losses are reported in the period in which they occur.

3-    Consolidated Interim Financial Statements as of and for the Period ended April 30, 2007, page F-32 (Loan receivable from ICP Technologies (UK) Ltd., page F-27)

All the criterias under SFAS 144 paragraph 30 have been met and the disposal group to be sold has been classified as held for sale including an intercompany loan payable amounting to $3,229,128 (January 31, 2007 - $2,914,612). The initial loan receivable from ICP Solar Technologies (UK) Ltd. will now be paid by ISE LLC as explained in note 6 of the Consolidated Interim Financial Statements.

4-    Pro Forma Consolidated Financial Statements, page F-36 (Disclosures on pages F-40 and F-42 and requirements under Article 11)

The adjustments related to the Pro Forma Consolidated Balance Sheet were, in fact, computed assuming the transaction had occurred during the periods as required per Article 11. The Note 1 on page F-40 incorrectly described the period for the preparation of the Balance Sheet and has now been corrected. Please refer to the revised Pro Forma Consolidated Financial Statements. The second paragraph of Note 1, Basis of Presentation now reads "For the purposes of the pro forma balance sheet, the sale transaction is reflected as if it was consummated on April 30, 2007….."

There is no effect on the annual pro forma statements as no balance sheet is presented.

5-     Pro Forma Consolidated Financial Statements, page F-36 (Pro forma adjustment b), calculation of the gain of $1,472,810 on the sale of this segment)

For the three month period ending April 30, 2007 the Gain on Disposition of the UK subsidiary has been revised and is calculated as follows:

Current assets	$(589,874)
Property & Equipment	(399,081)
Investment in UK Factory	1
Current liabilities	468,595
Long-term liabilities	3,338,567
Foreign Currency Translation	(75,929)
Accumulated Deficit (Loss for the quarter)	(363,990)

Gain on Disposition of Subsidiary	$2,378,289

For the year ending January 31, 2007 the Gain on Disposition of the UK subsidiary is calculated as follows:

Current assets	$(589,520)
Property & Equipment	(428,832)
Investment in UK Factory	1
Current liabilities	478,575
Long-term liabilities	3,030,727
Foreign Currency Translation	(112,662)
Accumulated Deficit(Loss for the year)	(1,397,556)

Gain on Disposition of Subsidiary	$ 980,733

6-     Pro Forma Consolidated Financial Statements, page F-36 (Pro forma adjustment c), elimination of intercompany profit on inventory)

We have reversed the elimination of inter-company profit in remaining inventory to reflect full cost, as a result of the proforma disposition of 85% of the U.K. subsidiary at the beginning of the period. Accordingly, 85% of the previously recorded intercompany profit elimination has been added back to the closing inventory values. This increase in closing inventory values has the effect of reducing the cost of goods sold for the period.

7-     Pro Forma Consolidated Financial Statements, page F-36 (Pro forma adjustment to eliminate $398, 240 from selling, general and administrative expense)

            The amount of $603,371 for selling, general and administrative expense as shown in Segmented Information on page F-34 should read $398,240. There was a misallocation between Selling and Manufacturing segments. This is now correctly reflected in Note 7 of the Notes to Consolidated Interim Financial Statements dated April 30, 2007 as amended.